Sold on a Best Efforts basis

This Offering Memorandum does not constitute an offer of any securities other than the securities to which it relates or an offer to any person in any jurisdiction in which such an offer would be unlawful. Any material modification to the offering will be accomplished by means of an amendment written and signed by the Company's counsel. In addition, the right is reserved by the Company to cancel any confirmation of sale prior to the release of funds, if, in the opinion of the Company, completion of such sale would violate federal or state securities laws or a rule or policy of the National Association of Securities Dealers, Inc., Washington, DC 20006.

TABLE OF CONTENTS

Offering Memorandum	1
Summary of the Offering	4
Risk Factors	7
Business	10
Use of Proceeds	11
Management	12
Certain Transactions	13
Description of Securities	14
Plan of Distribution	16
Litigation	17
Information for States	21
Investor Suitability Standards	25
General Suitability Standards	26
Subscription Agreement	27

Until Closing Date of Offering all employees, officers, and directors of the Company effecting transactions in the Shares may be required to deliver this Offering Memorandum to prospective investors or their representatives.

40,000 Common Shares

Price: US $1.25 per Share

Private Placement

For Information Purposes Only

Fairway Tech, Inc.

2549 Eastbluff Dr, Suite 411, Newport Beach, CA 92660
+1 (949) 744-4321

Offering Memorandum

US $ 50,000

October 26, 2023

Confidential Private Placement Offering Memorandum

Fairway Tech, Inc.

A California Corporation

40,000 Common Shares

For

US $ 50,000

Fairway Tech, Inc. (hereinafter referred to as the "Company" or "FT") The Company is seeking to raise a target amount of $50,000 with a maximum raise of $500,000. The shares of Common Stock will be delivered in book-entry form. All investors will be required to purchase securities pursuant to a subscription agreement. The Company has engaged North Capital as an escrow agent (the "Escrow Agent") to hold funds tendered by investors. We may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors.

The offering will terminate at the earlier of: (1) the date at which the maximum offering dollar amount has been sold, (2) December 15, 2023 ("Offering Deadline") or (3) the date at which the offering is earlier terminated by the Company in our sole discretion. The offering is being conducted on a best-efforts basis without any minimum target. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us, and since there is no minimum offering amount, we will have access to these funds even if they do not cover the expenses of this offering. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

If we reach the target offering amount prior to the Offering Deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new Offering Deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER AUTHORITY HAS PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM, AND IT IS NOT INTENDED THAT ANY OF THEM WILL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. INVESTORS

MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE RISKS, MERITS AND TERMS OF THIS OFFERING IN MAKING AN INVESTMENT DECISION.

THE COMPANY, AT ITS ABSOLUTE DISCRETION, MAY REJECT THE SUBSCRIPTION AGREEMENT TENDERED BY ANY PERSON. ANY PROSPECTIVE INVESTOR, PRIOR TO INVESTING SHOULD READ THIS OFFERING MEMORANDUM IN ITS ENTIRETY.

NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS OFFERING MEMORANDUM (THE "MEMORANDUM") IN CONNECTION WITH THIS OFFERING. THE DELIVERY OF THIS MEMORANDUM AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER WITHIN ANY STATE OR TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL. THIS MEMORANDUM IS FOR THE EXCLUSIVE USE OF THE PERSON TO WHOM IT IS DISTRIBUTED BY THE COMPANY AND MAY NOT BE REPRODUCED OR USED IN ANY OTHER MANNER WITHOUT THE EXPRESS WRITTEN CONSENT OF THE COMPANY. BY ACCEPTING DELIVERY OF THIS MEMORANDUM, EACH PERSON AGREES TO RETURN THE MEMORANDUM IF HE OR SHE DOES NOT PURCHASE THE SECURITIES OFFERED.

THE COMPANY HAS AGREED TO GIVE ALL PROSPECTIVE INVESTORS OR THEIR REPRESENTATIVE(S), OR BOTH, AT A REASONABLE TIME PRIOR TO THE PURCHASE OF ANY OF THE SECURITIES OFFERED HEREBY, THE OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, THE COMPANY OR PERSON(S) ACTING ON ITS BEHALF CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, AND TO OBTAIN ANY ADDITIONAL INFORMATION WHICH THE COMPANY POSSESSES OR CAN ACQUIRE WITHOUT UNREASONABLE EFFORT OR EXPENSE THAT IS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH HEREIN.

THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE 1933 ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WOULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION AND SHOULD ONLY BE PURCHASED BY THOSE WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT (SEE "RISK FACTORS").

	Price to Investors[1]	Proceeds to Company
Per Share:	**$1.25**	**$1.25**
Target Offering Amount:	**$50,000**	**$ 50,000**
Maximum offering amount	**$500,000**	**$500,000**

The Date of this Private Placement Memorandum
Is October 26, 2023

SUMMARY OF THE OFFERING

The following Summary is qualified in its entirety by reference to the more detailed information appearing herein.

The Company

Fairway Tech is a sports technology company. It builds proprietary technology that is adaptable, scalable, and ready to disrupt the broader sports industry. The Company's overall technology vision harnesses the power of AI, VR, and Blockchain, where technology and sports go hand-in-hand to offer unprecedented experiences, insights, and opportunities to enthusiasts around the globe.

Fairway Tech's first product is a peer-to-peer marketplace for the golf industry. The Company operates an intuitive platform that allows users to rent and lend golf equipment through an online marketplace that uses a peer-peer business model, which has been successfully implemented in other industries. The Company plans to grow this platform and build a community of golfers and golf enthusiasts. The Company's vision is to be the 'go to' network for everything golf.

The Company was founded on May 3, 2020, by Vikram Prabhu, Jason Rodarte-Redmond, and Sneha Prabhu. The three founders executed their launch strategies throughout from 2020 through 2022, which consisted of:

- Initial Company Formation
- Building the company's website
  - Integrating strategic technologies platforms related to email / SMS marketing and customer loyalty
- Setting up technology partners and operations
- Establishing vendor relationships
- Preparing initial technology relationships
- Creating Customer Acquisition Strategies
- Establishing operational systems and processes
- Starting short term and planning long term digital marketing campaigns

---

[1]The purchase price is payable online through the portal set up on the Company Website

Several innovative and strategic programs are expected to launch in 2023. These strategies begin with a RegCF financing offer. The proceeds of the RegCF campaign will be used to increase specific technology development programs, execute marketing programs, launch a optimized Bag Chatter technology website and phone based application strategy and launch an innovative digital marketing engagement program.

The Company's main corporate offices are located at 2549 Eastbluff Dr, Suite 411, Newport Beach, CA 92660

The Offering   The Company's target offering amount is $50,000, with a maximum amount of $500,000, which the Company will accomplish by the sale of Common Shares totaling a maximum of 400,000 shares with up to an additional 10% bonus shares for any investment made of $2,500 or more, in the principal amount of $1.25 per Share, such Shares have all the rights of common stock. The Shares have a par value of $.001 per Share (See "Description of Securities").

Minimum Subscription   None

Purchase Price $1.25 per Share.

Risk Factors   The Shares offered hereby involve a high degree of risk. The prospective investor should review carefully and consider the factors described under "Risk Factors."

Subscription Documents Subscription Agreement, and Form C Offering Statement filed with Securities and Exchange Agreement.

Subscription Procedure Each investor must go through the portal setup on the Fairway Tech, Inc website, www.ftinvestors.com.

Use of Proceeds The net proceeds of the Offering will be used to enable the Company to provide for development of infrastructure, for working capital, and for other purposes described elsewhere in this Memorandum. See "Use of Proceeds."

Unregistered Offering   The Securities are not being registered and may not be sold unless they are registered under applicable Federal and State securities laws or an exemption from such laws is available.

Number of Common Shares   **5,000,000** Prior to this Offering
Currently Outstanding

Number of Common Shares
If Target Amount Reached   40,000

Number of Common Shares
if Maximum Amount Reached   400,000

This Offering   **40,000 – 400,000 Common Shares** with up to an additional 10% bonus shares for any investment made of $2,500 or more.

Additional Financing   The Company does not have the funds to provide for the expansion of its infrastructure and its growth efforts. In addition, even if all or most of the maximum number of the Shares being offered are subscribed for, the Company will most likely need to commence another financing in 2023 to permit it to pursue its business objectives. There is no assurance, however, that any such additional interim financing will be available in the amount needed, if at all.

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RISK FACTORS

The Securities being offered hereby involve a high degree of risk. Prospective investors should carefully consider, among others, the following risk factors present in this Offering:

Prospective purchasers of the Securities should carefully consider the following risk factors and the other information contained in this Offering before making an investment in the Securities. Information contained in the Memorandum contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "should" or "anticipates", or the negative thereof, or other variations thereon or comparable terminology, or by discussion of strategy (See "Business"). No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements.

Our business is difficult to evaluate because we have a short operating history:

As the Company only has a little over one year of operating history, a limited number of assets, is dependent on investors and loans there is a risk that we will be unable to continue operations.

The industry is highly competitive:

The sports technology industry is highly competitive, and Fairway Tech may face competition from established entities with more resources and brand recognition.

Market conditions may adversely affect the Company:

The demand for sports technology products can be highly cyclical and affected by a variety of factors, such as changes in consumer spending habits, economic downturns, or fluctuations in commodity prices. Moreover, many consumers of sports technology do not view the acquisition of sports technology as an essential need. Thus, in an economic downturn or in difficult situations consumers of sports technology may reduce such purchases.

The Company is subject to regulatory risks:

The sporting technology industry is subject to various regulations at the local, state, and federal levels. Non-compliance with these regulations could result in fines, legal liability, and reputational damage.

The Company would be adversely affected by technology access breakdowns:

The availability of sports technology applications can be affected by a range of factors, such as weather events, natural disasters, labor disputes, or geopolitical instability.

Intellectual property risks:

FT is reliant upon intellectual property to sell and transport its products, therefore it is subject to the risk of infringement claims or other legal disputes related to intellectual property rights, such as trademarks or patents.

Cybersecurity risks:

As a business that operates online, FT may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime.

Technology Product liability risks:

As a sporting technology provider, FT may be exposed to product liability risks, such as defects or design flaws that could result in injury or harm to consumers.

Dependence on key suppliers or partners:

FT depends on key suppliers and partners to provide goods and services. If FT cannot maintain its relationships with key suppliers or partners it could disrupt its operations or harm the Company's business.

Dependence on current management:

The success of FT is also dependent on the experience and expertise of management. The loss of management could disrupt the Company's operations or harm its business. Current management has extensive familiarity with sports technology, given its recent rise in popularity it might be difficult to replace the management team with persons of equivalent knowledge.

Economic risks may negatively affect the Company:

Economic conditions can impact consumer spending and purchasing habits, which could impact FT's sales and profitability. Many participants and casual fans may view lifestyle sports as a luxury and may cutback on expenditures on sporting equipment in difficult economic times.

Competition may negatively affect the Company:

Several sports technology specific ecommerce brands have emerged, joining many incumbent brands which have been in business for many years. Market share for the majority of the sports technology application sales is spread out among many global competitors making competition significant for FT.

As the sports technology industry matures, more ecommerce brands are likely to enter the space with their online brands. There are barriers to entry related to vendor relationships, minimum technology requirements, and having enough capital to properly build technology applications and execute effective sales / marketing campaigns.

In addition to the sports technology specific brands like FT, focused on building, marketing and selling technology applications, individual brands are also considered competition. Technology brands may operate with higher margins and many tech brands offer "Ambassador Programs" which engage customers directly. These brands can offer additional incentives and promotions which are unknown to or not available to sports technology brands like FT.

These companies may have numerous competitive advantages, including but not limited to:

1. Significantly greater name recognition
2. Established distribution networks and existing customers
3. Additional lines of products with larger purchasing power enabling them to enjoy higher margins and priority relationships with vendors
4. Greater financial and human resources for sales and marketing

Forward-Looking Statements; No Assurance of Attaining Financial Results

Certain business and financial information given herein contains forward-looking statements and therefore may involve known and unknown risks and uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth as risk factors under this section. Although the Company intends to amend and/or update this information as changes occur, there can be no assurance that the information will be completely current in conjunction with the Company's actual financial performance during 2023 and 2024.

PRIOR TO MAKING A PURCHASE DECISION RESPECTING THE SECURITIES DESCRIBED HEREIN, A PROSPECTIVE INVESTOR SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION REGARDING THE RISKS CONTAINED HEREIN, INCLUDING ALL OF THE EXHIBITS. THE COMPANY AND ITS BOARD OF DIRECTORS ARE AVAILABLE TO DISCUSS WITH PROSPECTIVE INVESTORS ANY MATTER SET FORTH IN THESE RISK FACTORS OR ANY OTHER MATTER RELATING TO THE SECURITIES OFFERED HEREBY SO THAT PROSPECTIVE INVESTORS AND/OR THEIR REPRESENTATIVES MAY HAVE AVAILABLE TO THEM ALL INFORMATION, FINANCIAL AND OTHERWISE, RELATING TO THE COMPANY OR PURCHASE OF MEMBERSHIP INTERESTS THEREIN.

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BUSINESS

A.   **Company Overview**

THE COMPANY

Fairway Tech is a sports technology company. It builds proprietary technology that is adaptable, scalable, and ready to disrupt the broader sports industry. The Company's overall technology vision harnesses the power of AI, VR, and Blockchain, where technology and sports go hand-in-hand to offer unprecedented experiences, insights, and opportunities to enthusiasts around the globe.

Fairway Tech's first product is a peer-to-peer marketplace for the golf industry. The Company operates an intuitive platform that allows users to rent and lend golf equipment through an online marketplace that uses a peer-peer business model, which has been successfully implemented in other industries. The Company plans to grow this platform and build a community of golfers and golf enthusiasts. The Company's vision is to be the 'go to' network for everything golf.

The Company was founded on May 3, 2020, by Vikram Prabhu, Jason Rodarte-Redmond, and Sneha Prabhu. The three founders executed their launch strategies throughout from 2020 through 2022, which consisted of:

-    Initial Company Formation
-    Building the company's website
        -    Integrating strategic technologies platforms related to email / SMS marketing and customer loyalty
-    Setting up technology partners and operations
-    Establishing vendor relationships
-    Preparing initial technology relationships
-    Creating Customer Acquisition Strategies
-    Establishing operational systems and processes
-    Starting short term and planning long term digital marketing campaigns

Several innovative and strategic programs are expected to launch in 2023. These strategies begin with a RegCF financing offer. The proceeds of the RegCF campaign will be used to increase specific technology development programs, execute marketing programs, launch a optimized Bag Chatter technology website and phone based application strategy and launch an innovative digital marketing engagement program.

SPORTS TECHNOLOGY MARKET

BlueWeave Consulting, a leading strategic consulting and market research firm, in its recent study, estimated the global sports technology market size at USD 12.25 billion in 2022. During the forecast period between 2023 and 2029, BlueWeave expects the global sports technology market size to grow at a robust CAGR of 19.73% reaching a value of USD 47.25 billion by 2029. Major growth drivers for global sports technology market include increasing use of data analytics, the integration of social media and IoT, and a growing interest in fitness and sports among consumers. The industry is expected to experience substantial growth due to the rising demand for data-driven decision-making, as well as the increase in the number of sporting events. There is also a growing demand for technology-based services in the sports industry, with a focus on entertainment activities and engaging audiences.

https://www.blueweaveconsulting.com/report/sports-technology-market

Sports technology refers to man-made tools that are used to aid people in achieving their goals or interests. Globally, the key trends in sports technology are the significant improvement in audience engagement, the increasing number of sports events online and offline, as well as the rising demand for data-driven operations and decisions.

SPORTS TECHNOLOGY MARKET – GOLF

Fairway Tech sees the future of golf technology holding exciting possibilities. Emerging technologies have the potential to enhance the golfing experience and help the industry evolve in new and unexpected ways. As technology continues to advance, its impact on the golf industry and fan experience will be profound. Innovations in equipment, training, and course management will elevate the sport to new heights, attracting more players and enthusiasts. Golf courses will become more fun and fans will enjoy unprecedented access to the sport through digital platforms and immersive experiences. Ultimately, these technological advancements will reshape the golf landscape and redefine what it means to be a fan, player, and industry stakeholder.

Roughly one in seven Americans played golf in 2022, resulting in a direct economic impact of $101.7 billion, according to a new study from the American Golf Industry Coalition.

Last year, almost half (48%) of all golf participants—which includes courses, driving ranges, mini golf, and other golf entertainment venues—were between 6 and 34 years old. The American Golf Industry Coalition's study is being touted on the PGA Tour's website.

https://www.golfcoalition.org/industry-impact

Number of Employees

The Company currently has no employees. The Company may hire or discharge employees in the future to meet its objectives. The Company uses independent contractors.

USE OF PROCEEDS

The Company is reasonably sure it will use the money raised in the Offering per the following table. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Funds	% of Investment if Target Offering Amount Raised	Amount If Target Offering Amount Raised	% of Investment if Maximum Offering Amount Raised	Amount If Maximum Offering Amount Raised
Web Development	48%	$24,000	9%	$45,000
Web Maintenance			3%	$12,800
Servers and Support Systems			4%	$18,000
Launch and Marketing	49%	$24,500	43%	$216,000
Expansion and Growth			30%	$148,200
Office Space			3%	$15,000
Legal, Accounting, Compliance			6%	$30,000
Intermediary Fee*	3%	$1,500	3%	$15,000
Total	**100%**	**$50,000**	**100%**	**$500,000**

*Andes Capital Group shall take three percent (3%) commission of the funds raised in the Offering.

The amounts set forth above are only estimates. The Company is unable to predict precisely what amount will be used for any particular purpose. To the extent the proceeds received are inadequate in any area of expenditures; supplemental amounts may be drawn from working capital, if any. Conversely, any amounts not required for proposed expenditures will be retained and used for working capital. Should the proceeds actually received, if any, be insufficient to accomplish the purposes set forth above, the Company may be required to seek other sources to finance the Company's operations, including individuals and commercial lenders.

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MANAGEMENT

The following is a brief description of the business background of the executive officers and directors of Fairway Tech, Inc.

BOARD MEMBERS

Name	Age	Position
Vikram Prabhu	33	Chief Executive Officer, and Chairman of the Board of Directors

Vikram built his career working with and investing in companies of all sizes in various industries. After obtaining his Master's in Accounting and Finance from the London School of Economics, he started his career in a diversified manufacturing company in India, which manufactures sugar, industrial alcohol, and power.

He founded a nutritional supplement company in the UK, working with medical professionals, alternative healthcare practitioners, and nutritionists to create a line of nutritional supplements to promote wellness and holistic nutrition. After moving to Southern California, he co- founded personal care and tech startups specializing in innovative approaches to existing problems. He also began investing in startups at the pre-seed stage in consumer goods, technology, and energy sectors and assisted startups in launching and raising additional funding.

His career spans three continents, and his experience in diverse fields, working with global markets, gives him a unique perspective that enables him to identify promising
companies and guide them toward success.

Name	Age	Position
Jason Rodarte Redmond	47	Chief Technology Officer, Chief Financial Officer, and Board of Directors

Jason has spent the last 10 years leading growth for various DTC and marketplace startups. His process involves understanding customer needs, testing acquisition strategies, absorbing performance data, and optimizing for scale. His startup journey began in the world of photo books and prints where he worked with two different brands. The first was an established market player where he helped kickstart growth with new campaigns and an influencer program. The other was a new brand coming into the market from India. He helped grow the brand from launch to $15M in revenue and 400K customers within 2 years using a free-print acquisition strategy.

From there, Jason managed new user growth for a festival ticketing marketplace, gaining valuable product marketing experience working with the head of product. More recently, he led growth for an ecommerce men's apparel brand. He managed acquisition campaigns delivering a profitable 3X ROAS on $2M annual ad spend and expanded the affiliate and influencer programs from $150K to $1.2M in annual revenue. Currently, he's running marketing and community for a new blockchain and NFT marketplace startup.

Name	Age	Position
Sneha Prabhu	33	Secretary and Board of Directors

After graduating from medical school, Sneha worked for two years as a physician providing healthcare to underserved communities in India before moving to the UK. In London, she started taking ballet classes in her free time, which led to her first startup. Her entrepreneurial spirit, combined with her love of dance, helped her find a gap in the market to start a subscription box for dancers. The demand for the company was so high in the niche market that a few years later, she brought the concept to the US, where she also cofounded a personal care startup in Los Angeles.

She brings a deep understanding of people's needs and an out-of-the-box approach to problem-solving to every project. She is very detail- oriented and enjoys working on design and development to ensure products meet expectations.

When Sneha started golfing, she quickly realized that as a petite female golfer, she would have trouble finding clubs that worked for her when she was traveling. This inspired her to brainstorm a solution with her partners that led Bag Chatter.

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CERTAIN TRANSACTIONS

Conflicts of Interest

Other than as described herein the Company is not expected to have significant dealings with affiliates. If there are such dealings the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

However, conflicts of interest are inherent in such dealings, and there is no assurance that such transactions will be favorable to the Company, due to the lack of arm's length bargaining. Presently, none of the officers and directors has any transactions which they contemplate entering into with the Company, aside from the matters described herein.

Management will attempt to resolve any conflicts of interest that may arise in favor of the Company. Failure to do so could result in fiduciary liability to management. The General Corporation Law of California permits provisions in the articles, by-laws or resolutions approved by shareholders, which limit liability of directors for breach of fiduciary duty to certain specified circumstances.

The Company's By-laws indemnify its Officers and Directors to the full extent permitted by California law. California law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

Each Person Who Owns 20% or More of the Voting Power

Name of Holder	Number of Shares	% of Voting Power[2] (Prior to Offering)
Vikram Prabhu Sneha Prabhu[3]	2,500,000	50%
Jason Rodarte-Redmond	1,500,000	30%

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[2] Based on 5,000,000 common shares issued and outstanding
[3] Vikram Prabhu owns 1,250,000 shares, and 25% voting power (Prior to Offering); Sneha Prabhu owns 1,250,000 shares, and 25% voting power (Prior to Offering).

DESCRIPTION OF SECURITIES

1. Common Stock

As of the date of this private placement memorandum the Company is authorized to issue 8,000,000 shares of its Common Stock, at a par value of $0.001. There are 5,000,000 shares outstanding. On June 13th, 2023, the Company issued 4,900,000 shares of Common Stock to its Founders and two independent contractors as signing bonuses.

Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is profitable

Holders of Common Stock do not have pre-emptive rights to subscribe to additional shares if issued by the Company. There are no conversions, redemptions, sinking funds or similar provisions regarding Common Stock. All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable

The investors purchasing the Share have the same rights as any Common Stockholder.

2. Voting Rights

All Common Stock (including the Shares) have one vote per share.

3. Dividend Policy

The Company does not currently intend to declare or pay any dividends on its Common Stock, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth. For the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.

4. Shares Eligible for Future Sale

The Securities offered hereby are "restricted securities" as that term is defined in SEC Rule 144 of the 1933 Securities Act ("Rule 144"), and may not be resold without registration under the Securities Act. Provided certain requirements are met, the Shares of Common Stock purchased hereunder may be resold pursuant to Rule 144 or may be resold pursuant to another exemption from the registration requirement.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which is not a reporting company with the SEC under the Securities Exchange Act of 1933 may not sell until a one year holding period expires. Lastly, there is minimal existing public or other market for the Shares, and there is no assurance that any such active market will develop in the foreseeable future.

Due to the above, all Shares offered herein will contain the following or similar restrictive legend to be placed on the certificates representing these securities:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. THEY HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING THESE SECURITIES UNDER THE 1933 ACT OR LAWS, OR AN OPINION OF LEGAL COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT REGISTRATION IS NOT REQUIRED THEREUNDER."

It is anticipated that all of the Shares sold pursuant to this Offering, unless acquired by affiliates, may not be subject to restrictions on transferability, depending on registration with individual states, and will, upon issuance, be eligible for sale into any public market which may develop for the Common Stock of the Company upon compliance with registration requirements as promulgated under the Securities Act of 1933 and according to appropriate state securities laws.

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PLAN OF DISTRIBUTION

1.   **General**

Fairway Tech, Inc. is seeking to raise a maximum amount of $500,000 in total. The Company will raise the money through the sale of Common Stock. The company is offering a maximum of 400,000 shares of Common Stock on a "best efforts" basis:

The minimum investment is $100;
The cash price per share of Common Stock is initially set at $1.25;
The minimum offering is $50,000.

The Company is offering its securities through Andes Capital Group, LLC., which is a "Broker Dealer" licensed by the Securities and Exchange Commission and FINRA. Andes Capital Group, LLC's Central Index Key (CIK) number is 0001348811, their SEC File number is 8-67202, and their Central Registration Depository (CRD) number is 139212. A fee equal of 3% in cash of the aggregate amount raised by the Company, payable at each closing of the Offering. Company authorizes Andes to deduct the fee directly from the Company's third-party escrow or payment account

This offering will be hosted on a Fairway Tech Website, where a link will be provided to a portal where investor can subscribe to this offering. Prospective investors may subscribe for our shares in this offering only through the FT Investors website.

Oversubscriptions will be allocated on a first come first serve basis. If the company raises more than the maximum offering amount in this offering, it may conduct an offering for Common Stock under Regulation D for subscribers who are accredited investors. The cash price per share in that offering will be the same as this offering.

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline. Andes Capital Group will notify investors when and if the Target Offering Amount has been raised. If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

2.   Material Change

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.
IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

3. Right to Reject

The Company reserves the right to withdraw this offer at any time, or to reject any subscription in its sole discretion for any reason whatsoever prior to acceptance.

Financial Summary

The financial statements presented in this report is of Fairway Tech, Inc. The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

These financial statements are presented in United States dollars. The accompanying financial statements have been prepared in accordance with U.S. GAAP. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

Private Placement Offering Memorandum

LITIGATION

The Company is not party to any pending, or to our knowledge, threatened litigation of any type.

The Company's corporate offices are located at 2549 Eastbluff Dr, Suite 411, Newport Beach, CA 92660

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This Memorandum and its attachments contain a fair summary of the relevant provisions of the documents referred to or relevant to the matters discussed herein. These documents are available for inspection during regular business hours at the offices of the Company, and upon request, copies of documents not annexed to this Memorandum will be provided to prospective Qualified Purchasers. Each prospective Qualified Purchaser, and his or her Purchaser Representative or Professional Advisor, if any, is invited to ask questions of, and receive answers from, the officers or directors of the Company and to obtain such information concerning the terms and conditions of the Offering, and particular information regarding the future development of the Company, to the extent management possesses the same or can acquire it without unreasonable effort or expense. An appointment for such purposes will be arranged upon request.

No person has been authorized to make any representation, warranty, covenant, or agreement not expressly contained in this Memorandum or confirmed in writing by a representative of the Company. Qualified Purchasers are encouraged to perform their own investigation and analysis of the Company and this Offering and to seek the advice of their own financial advisors.

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